NEWS RELEASE

ELD No. 10-02

TSX: ELD   NYSE:EGO  ASX: EAU

January 14, 2010

Record Quarterly Production

Further Production Growth in 2010

VANCOUVER - BC – Paul N. Wright President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “We”) is pleased to provide a production update on the Company’s Tanjianshan and Kisladag Mines.

Both mines performed exceptionally well in the 4th quarter of 2009 with combined total production of 107,904 ounces of gold,  a 21% increase from the 3rd quarter of 2009, contributing to a year end total of 342,820 ounces of gold.  This total compares favorably with the Corporation’s 2009 production guidance of 330,000 ounces of gold.  Cash operating costs for the 4th quarter of $307/ounce of gold and year average of $301 /ounce of gold continues to remain in accordance with guidance.

Table 1 below provides the detail of the individual contribution of the Kisladag and Tanjianshan mines.

TABLE 1	2009 Q4	2009

Gold Produced (oz.)	107,904	342,820
Cash cost ($/ oz.)	307	301

Kisladag
Tonnes to Pad	3,679,685	10,716,556
Grade (g/t)	0.86	1.11
Gold Produced (oz.)	70,131	237,210
Cash Cost ($/oz.)	296	280

Tanjianshan
Tonnes Milled	256,828	974,498
Grade (g/t)	5.81	5.31
Gold Produced (oz.)	37,773	105,610
Cash Cost ($/oz.)	329	349

The acquisition of Sino Gold Mining Limited was implemented on December 15, 2009.   Eldorado’s year end financial results scheduled for  release on March 19, 2010 will include the relatively modest contribution of attributable December 2009  production from the Jinfeng and White Mountain mines.

Eldorado presently forecasts 2010 production to be in the range of  550,000 – 600,000 ounces of gold.  We will provide the year’s projected full operating cost, production and capital investment guidance for the Company’s mining operations at the end of January.

“We are extremely pleased with the performance of our Kisladag and Tanjianshan mines and the progress of the Company’s development and exploration projects throughout 2009.  In 2008, we were the top performer on the S&P/TSX composite index with share appreciation of 65 percent and have now followed up with a  gain of 55 percent in 2009.  The Company continues to successfully execute a strategy designed to build a high quality gold company in a manner that consistently delivers superior returns its share holders,” commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange  (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy E.  Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

             Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com